Katherine R. Kelly
Vice President & Assistant General Counsel

345 Park Avenue New York, NY 10154-0037
Tel 212-546-4852 Fax 212-605-9475
katherine.kelly@bms.com

May 18, 2011

VIA EDGAR

Mr. Jim B. Rosenberg

Senior Assistant Chief Accountant

U.S. Securities and Exchange Commission

Division of Corporation Finance

100 F Street, NE

Washington, DC 20549

Re:	Bristol-Myers Squibb Company

Form 10-K for the Year Ended December 31, 2010

Filed February 18, 2011

File No. 1-1136

Dear Mr. Rosenberg:

We have received the comment letter (the “Comment Letter”) dated May 4, 2011 regarding the comments of the staff of the Securities and Exchange Commission (the “Commission”) with respect to the above-referenced Form 10-K for the fiscal year ended December 31, 2010. We anticipate providing a complete response by June 1, 2011.

Sincerely,

/s/ Katherine R. Kelly
Katherine R. Kelly
Vice President & Assistant General Counsel

cc:	Charles Bancroft, Bristol-Myers Squibb Company

Sandra Leung, Bristol-Myers Squibb Company